6190 Agronomy Road, 6th Floor Vancouver, BC V6T 1Z3 Tel: 604 677 6905 Fax: 604 677 6915 www.cardiome.com

April 17, 2006

VIASEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Commissions des valeurs mobilieres du Quebec
New Brunswick Securities Administration Branch
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Yukon Registrar of Securities

Attention: Statutory Filings

Dear Sir/Madame:

Re:      Cardiome Pharma Corp. (the “Company”) – Filing of Annual Financial Statements

We confirm that the Annual Financial Statements for the year ended December 31, 2005 were mailed to each of the persons listed on the Company’s mailing list maintained in accordance with National Policy 41 on April 17, 2006.

If you have any questions, please contact the undersigned.

Yours truly,
Cardiome Pharma Corp.

“Doug Janzen”

Doug Janzen
CFO

cc:       Toronto Stock Exchange